SCHEDULE 13D

CUSIP No. 25388M100	Page 1 of 20 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Digitalthink, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25388M100

(CUSIP Number)

Robert Raynard
WaldenVC, LLC
750 Battery Street
San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 2, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

SCHEDULE 13D

CUSIP No. 25388M100	Page 2 of 18 Pages

1	NAME OF REPORTING PERSON WaldenVC II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 2,372,802

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,372,802

PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,372,802

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 3 of 18 Pages

1	NAME OF REPORTING PERSON WaldenVC II-Side, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 198,197

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING	9	SOLE DISPOSITIVE POWER 198,197

PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 198,197

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 4 of 18 Pages

1	NAME OF REPORTING PERSON Walden Media and Information Technology Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 2,189,321

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,189,321

PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 25388M100	Page 5 of 18 Pages

1	NAME OF REPORTING PERSON WaldenVC, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 2,570,999

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,570,999

PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,570,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 6 of 18 Pages

1	NAME OF REPORTING PERSON Walden Media, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES	7	SOLE VOTING POWER 2,189,321

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0

EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,189,321

PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%

14	TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 25388M100	Page 7 of 18 Pages

1	NAME OF REPORTING PERSON Steven Eskenazi S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 34,449

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,760,320

EACH REPORTING	9	SOLE DISPOSITIVE POWER 34,449

PERSON WITH	10	SHARED DISPOSITIVE POWER 4,760,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,794,769

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 8 of 18 Pages

1	NAME OF REPORTING PERSON Philip Sanderson S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 11,750

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,570,999

EACH REPORTING	9	SOLE DISPOSITIVE POWER 11,750

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,570,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,582,749

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 9 of 18 Pages

1	NAME OF REPORTING PERSON George Sarlo S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 13,555 (1)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,189,321

EACH REPORTING	9	SOLE DISPOSITIVE POWER 13,555 (1)

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,189,321

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,876

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Shares held by the George S. Sarlo Revocable Trust Dated 12/23/91.

SCHEDULE 13D

CUSIP No. 25388M100	Page 10 of 18 Pages

1	NAME OF REPORTING PERSON Arthur Berliner S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 33,555 (2)

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 4,760,320

EACH REPORTING	9	SOLE DISPOSITIVE POWER 33,555 (2)

PERSON WITH	10	SHARED DISPOSITIVE POWER 4,760,320

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,793,875

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%

14	TYPE OF REPORTING PERSON (See Instructions) IN

(2)	Shares held by the Arthur S. Berliner Family Trust Dated 4/24/85.

SCHEDULE 13D

CUSIP No. 25388M100	Page 11 of 18 Pages

1	NAME OF REPORTING PERSON Richard LeFurgy S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES	7	SOLE VOTING POWER 0

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 2,570,999

EACH REPORTING	9	SOLE DISPOSITIVE POWER 0

PERSON WITH	10	SHARED DISPOSITIVE POWER 2,570,999

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,570,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.4%

14	TYPE OF REPORTING PERSON (See Instructions) IN

SCHEDULE 13D

CUSIP No. 25388M100	Page 12 of 18 Pages

Item 1.    Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 (“Common Stock”) of Digitalthink, Inc., a Delaware corporation (“Digitalthink”). Digitalthink’s principal executive offices are located at 601 Brannan Street, San Francisco, California 94107.

Item 2.    Identity and Background.

This Schedule 13D is being jointly filed by (1) WaldenVC II, L.P., a California limited partnership (“WaldenVC II”), (2) WaldenVC II-Side, L.P., a California limited partnership (“WaldenVC II-Side”), (3) Walden Media and Information Technology Fund, L.P., a California limited partnership (“WMIT”), (4) WaldenVC, LLC, a California limited liability company (“WaldenVC”), (5) Walden Media, LLC, a California limited liability company (“Walden Media”), (6) Steven Eskenazi, a natural person, (7) Philip Sanderson, a natural person, (8) George Sarlo, a natural person, (9) Arthur Berliner, a natural person, and (10) Richard LeFurgy, a natural person, collectively identified hereinafter as the “Reporting Persons.”

WaldenVC II is a limited partnership organized under the laws of California. Its principal business is managing investments.

WaldenVC II-Side is a limited partnership organized under the laws of California. Its principal business is managing investments.

WMIT is a limited partnership organized under the laws of California. Its principal business is managing investments.

WaldenVC is a limited liability company organized under the laws of California. Its principal business is managing investments. It also serves as the general partner of WaldenVC II and WaldenVC II-Side.

Walden Media is a limited liability company organized under the laws of California for the purpose of managing investments. It also serves as the general partner of WMIT.

Steven Eskenazi’s principal occupation is serving as Manager of WaldenVC and Walden Media. Mr. Eskenazi is a citizen of the United States of America.

Philip Sanderson’s principal occupation is serving as Manager of WaldenVC. Mr. Sanderson is a citizen of the United States of America.

George Sarlo’s principal occupation is serving as Manager of Walden Media. Mr. Sarlo is a citizen of the United States of America.

Arthur Berliner’s principal occupation is serving as Manager of WaldenVC and Walden Media. Mr. Berliner is a citizen of the United States of America.

Richard LeFurgy’s principal occupation is serving as Manager of WaldenVC. Mr. LeFurgy is a citizen of the United States of America.

SCHEDULE 13D

CUSIP No. 25388M100	Page 13 of 18 Pages

The business address of each of the Reporting Persons is 750 Battery Street, San Francisco, California 94111. During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

WaldenVC II has purchased 2,372,802 shares of Digitalthink’s common stock at a cost of $2,685,732.28 from April 29, 2002 to May 23, 2002 on the open market. The source of the funds was working capital.

WaldenVC II-Side has purchased 198,197 shares of Digitalthink’s common stock at a cost of $225,101.78 from May 1, 2002 to May 23, 2002 on the open market. The source of the funds was working capital.

WMIT has purchased 639,321 shares of Digitalthink’s common stock at a cost of $724,329.77 from April 29, 2002 to May 23, 2002 on the open market. The source of the funds was working capital.

Item 4.    Purpose of Transaction.

The purchases of the Reporting Persons were made for investment purposes. Mr. Eskenazi also serves as a director on the board of directors of Digitalthink. Each of the Reporting Persons intends to continuously review its investment in Digitalthink, and may in the future determine, either alone or as part of a group, to acquire additional securities of Digitalthink, through open market purchases, private agreements or otherwise. Each of the Reporting Persons may, however, dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of the issuer. Notwithstanding anything contained herein, each of the above entities specifically reserves the right to change its intention with respect to any or all such matters.

Except as disclosed above, none of the Reporting Persons has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Digitalthink, or the disposition of securities of Digitalthink; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Digitalthink or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Digitalthink or any of its subsidiaries, (d) any change in the present board of directors or management of Digitalthink, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Digitalthink; (f) any other material change in the Digitalthink’s business or corporate structure; (g) changes in the Digitalthink’s charter or bylaws or other actions which may impeded the acquisition of control of the issuer by any person; (h) causing a class of securities of Digitalthink becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.    Interest in Securities of the Issuer.

WaldenVC II is the beneficial owner of 2,372,802 shares of common stock. Such shares represent approximately 5.9% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in Digitalthink’s Form 10-Q for the quarter ended December 31, 2001 (“the December 2001 Form 10-Q”).

SCHEDULE 13D

CUSIP No. 25388M100	Page 14 of 18 Pages

WaldenVC II has sole voting and dispositive power over 2,372,802 shares. During the past sixty days, WaldenVC II has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
4/29/2002	87,200	$0.93	$80,786.58
4/30/2002	88,500	$1.00	$88,097.40
5/1/2002	1,554	$0.99	$1,542.96
5/1/2002	58,302	$1.06	$61,840.93
5/2/2002	244,189	$1.03	$251,812.20
5/3/2002	181,548	$0.95	$172,529.56
5/6/2002	151,290	$1.00	$151,290.00
5/7/2002	73,800	$1.04	$77,095.98
5/8/2002	184,500	$1.14	$209,910.15
5/10/2002	11,070	$1.12	$12,402.90
5/13/2002	33,948	$1.15	$39,044.70
5/14/2002	73,800	$1.18	$86,970.42
5/15/2002	41,918	$1.20	$50,306.10
5/16/2002	366,638	$1.22	$447,596.17
5/17/2002	172,396	$1.20	$206,879.70
5/20/2002	213,784	$1.22	$260,820.98
5/21/2002	222,758	$1.22	$270,833.68
5/22/2002	85,903	$1.27	$109,307.48
5/23/2002	79,704	$1.34	$106,664.39

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

SCHEDULE 13D

CUSIP No. 25388M100	Page 15 of 18 Pages

WaldenVC II-Side is the beneficial owner of 198,197 shares of Digitalthink’s common stock. Such shares represent approximately 0.5% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. WaldenVC II-Side has sole voting and dispositive power over 198,197 shares. During the past sixty days, WaldenVC II-Side has effected the following transactions with respect to the Common Stock:

Transactions of WaldenVC II-Side, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
5/1/2002	11,025	$0.99	$10,919.25
5/1/2002	4,898	$1.06	$5,195.31
5/2/2002	23,235	$1.03	$23,964.43
5/3/2002	15,252	$0.95	$14,498.48
5/6/2002	12,710	$1.00	$12,714.50
5/7/2002	6,200	$1.04	$6,481.02
5/8/2002	15,500	$1.14	$17,638.85
5/10/2002	930	$1.12	$1,046.10
5/13/2002	2,852	$1.15	$3,284.30
5/14/2002	6,200	$1.18	$7,310.58
5/15/2002	3,522	$1.20	$4,230.90
5/16/2002	30,802	$1.22	$37,607.58
5/17/2002	14,484	$1.20	$17,385.30
5/20/2002	17,960	$1.22	$21,915.70
5/21/2002	18,714	$1.22	$22,756.98
5/22/2002	7,217	$1.27	$9,187.41
5/23/2002	6,696	$1.34	$8,965.09

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

WMIT is the beneficial owner of 2,189,321 shares of Digitalthink’s common stock. Such shares represent approximately 5.4% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. WMIT has sole voting and dispositive power over 2,189,321 shares. During the past sixty days, WMIT has effected the following transactions with respect to the Common Stock:

Transactions of Walden Media and Information Technology Fund, L.P.

Date of Transaction	Number of Shares	Cost per Share	Total Amount
4/29/2002	21,800	$0.93	$20,200.02
4/30/2002	22,100	$1.00	$22,002.84
5/1/2002	421	$0.99	$416.79
5/1/2002	15,800	$1.06	$16,763.56
5/2/2002	66,176	$1.03	$68,245.19
5/3/2002	49,200	$0.95	$46,759.26
5/6/2002	41,000	$1.00	$41,004.50
5/7/2002	20,000	$1.04	$20,896.50
5/8/2002	50,000	$1.14	$56,889.50
5/10/2002	3,000	$1.12	$3,364.50
5/13/2002	9,200	$1.15	$10,584.50
5/14/2002	20,000	$1.18	$23,572.50
5/15/2002	11,360	$1.20	$13,636.50
5/16/2002	99,360	$1.22	$121,303.19
5/17/2002	46,720	$1.20	$56,068.50
5/20/2002	57,936	$1.22	$70,686.42
5/21/2002	60,368	$1.22	$73,399.91
5/22/2002	23,280	$1.27	$29,625.97
5/23/2002	21,600	$1.34	$28,909.62

SCHEDULE 13D

CUSIP No. 25388M100	Page 16 of 18 Pages

Each of the above transactions was effected by open market purchase made through Deutsche Bank Alex Brown on the NASDAQ National Market System.

WaldenVC is the beneficial owner of 2,570,999 shares of Digitalthink’s common stock. Such shares represent approximately 6.4% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. WaldenVC has sole voting and dispositive power over 2,570,999 shares. WaldenVC has not engaged in any transactions with respect to these shares in the past sixty days.

Walden Media is the beneficial owner of 2,189,321 shares of Digitalthink’s common stock. Such shares represent approximately 5.4% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. Walden Media has sole voting and dispositive power over 2,189,321 shares. Walden Media has not engaged in any transactions with respect to these shares in the past sixty days.

Steven Eskenazi is the beneficial owner of 4,794,769 shares of Digitalthink’s common stock. Such shares represent approximately 11.9% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. Mr. Eskenazi has sole voting and dispositive power over 34,449 shares and shared voting and dispositive power over 4,760,320 shares. Mr. Eskenazi shares voting and dispositive power of 2,189,321 shares with Arthur Berliner and George Sarlo and shares voting and dispositive power of 2,570,999 shares with Philip Sanderson, Arthur Berliner, and Richard LeFurgy. Mr. Eskenazi has not engaged in any transactions with respect to these shares in the past sixty days.

Philip Sanderson is the beneficial owner of 2,582,749 shares of Digitalthink’s common stock. Such shares represent approximately 6.4% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. Mr. Sanderson has sole voting and dispositive power over 11,750 shares and shared voting and dispositive power over 2,570,999 shares. Mr. Sanderson shares voting and dispositive power of 2,570,999 shares with Steven Eskenazi, Arthur Berliner, and Richard LeFurgy. Mr. Sanderson has not engaged in any transactions with respect to these shares in the past sixty days.

George Sarlo is the beneficial owner of 2,202,876 shares of Digitalthink’s common stock. Such shares represent approximately 5.5% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. Mr. Sarlo has sole voting and dispositive power over 13,555 shares and shared voting and dispositive power over 2,189,321 shares. Mr. Sarlo shares voting and dispositive power of 2,189,321 shares with Steven Eskenazi and Arthur Berliner. Mr. Sarlo has not engaged in any transactions with respect to these shares in the past sixty days.

Arthur Berliner is the beneficial owner of 4,793,875 shares of Digitalthink’s common stock. Such shares represent approximately 11.9% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common stock outstanding as reported in the December 2001 Form 10-Q. Mr. Berliner has sole voting and dispositive power over 33,555 shares and shared voting and dispositive power over 4,760,320 shares. Mr. Berliner shares voting and dispositive power of 2,189,321 shares with Steven Eskenazi and George Sarlo and shares voting and dispositive power of 2,570,999 shares with Steven Eskenazi, Philip Sanderson, and Richard LeFurgy. Mr. Berliner has not engaged in any transactions with respect to these shares in the past sixty days.

Richard LeFurgy is the beneficial owner of 2,570,999 shares of Digitalthink’s common stock. Such shares represent approximately 6.4% of Digitalthink’s common stock based upon 40,355,126 shares of Digitalthink’s common

SCHEDULE 13D

CUSIP No. 25388M100	Page 17 of 18 Pages

stock outstanding as reported in the December 2001 Form 10-Q. Mr. LeFurgy has shared voting and dispositive power over 2,570,999 shares. Mr. LeFurgy shares voting and dispositive power of 2,570,999 shares with Steven Eskenazi, Philip Sanderson, and Arthur Berliner. Mr. LeFurgy has not engaged in any transactions with respect to these shares in the past sixty days.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This joint filing is made pursuant to the Joint Filing Agreement dated May 23, 2002 attached as Exhibit 1.

Item 7.    Material to be filed as Exhibits.

EXHIBIT NO.	DESCRIPTION

1.	Joint Filing Agreement dated May 23, 2002.

SCHEDULE 13D

CUSIP No. 25388M100	Page 18 of 18 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 23, 2002	WaldenVC II, L.P. By: WaldenVC, LLC General Partner By: /s/ ARTHUR BERLINER Arthur Berliner Manager

WaldenVC II-Side, L.P. By: WaldenVC, LLC General Partner By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Media and Information Technology Fund, L.P. By: Walden Media, LLC General Partner By: /s/ ARTHUR BERLINER Arthur Berliner Manager

WaldenVC, LLC By: /s/ ARTHUR BERLINER Arthur Berliner Manager

Walden Media, LLC By: /s/ ARTHUR BERLINER Arthur Berliner Manager

By: /s/ STEVEN ESKENAZI Steven Eskenazi

By: /s/ PHILIP SANDERSON Philip Sanderson

By: /s/ GEORGE SARLO George Sarlo

By: /s/ ARTHUR BERLINER Arthur Berliner

By: /s/ RICHARD LEFURGY Richard LeFurgy